EXHIBIT 10.3

August 2, 2004

Carl J. Yankowski
c/o TNX Television Holdings, Inc.
1811 Chestnut Street, Suite 120
Philadelphia, Pennsylvania  19103

Dear Carl,

It is with great pleasure, on behalf of the Board of Directors of TNX Television Holdings, Inc. ("TNX"), to extend to you a formal invitation to join the Board of Directors of the Company. The TNX Board approved your appointment at our most recent Board meeting held on July 28, 2004.

In addition to serving as a member of the Board, the Board would like you to serve as Chairman of the Compensation Committee and a member of the Audit Committee. The term of the position is for one year or until our next annual shareholders meeting, at such time when all directors will stand for election or re-election.

As a director, you will receive $1,250 per month as monetary compensation for your services. The monthly fee will increase to $2,500 after the Company secures equity financing of at least (pound)10 million ($18 million). In addition, you will receive reimbursement for all reasonable out of pocket expenses incurred related to services performed in your capacity of director,

As a non-employee director who is joining the Board subsequent to January 31, 2004 you shall be entitled to a grant of options to purchase 30,000 shares of common stock upon first joining the Board during 2004. Non-employee directors that serve on one or more Board committees are also entitled to the following annual grants of options to purchase common stock: (a) 15,000 options for service as a member of our Audit Committee and (b) 15,000 options for service as Chairman of the Compensation Committee. The options granted for joining the Board under this formula vest one-half following one year of service after the date of grant and one-quarter per year for the subsequent two years. Options granted under this formula to non-employee directors for committee service vest one-third following one year of service after the date of grant and one-third per year for the subsequent two years.

The options have a five year life. The date of the grant will be the date of the Board meeting, July 28, 2004 and will expire on July 27, 2009. The price of the options is based on the closing price of the Company's common stock on July 28, 2004, which was $1.51. (The following table sets forth the vesting schedule for your options.)

                         GRANT/
                          DATE     7/28/2004   7/28/2005   7/28/2006   7/28/2007
--------------------------------------------------------------------------------
Board                     30,000         --      15,000       7,500      7,500

Comp Committee (Chair)    15,000         --       5,000       5,000      5,000

Audit Committee           15,000         --       5,000       5,000      5,000
--------------------------------------------------------------------------------
                                     60,000      25,000      17,500     17,500


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I  believe  that  TNX has  made  great  progress  in a short  period  of time on
capitalizing   on  our   first-mover   advantage  by  entering  into   exclusive
arrangements with many of the leading train operators in the UK to carry our television network. Now, with your assistance, I believe we can build a brand that will become widely recognized by consumers and advertisers. I look forward to working with you in the months ahead.

If you are in agreement with the terms set forth in this letter, please sign and date the section below and return to my office either by mail or fax.

Best regards,

Irwin L. Gross
Chairman & CEO

cc: N. Fetterman, N. Rogerson, D. Shevrin, L. Silver, H. Silverstone, S. Wagner

I accept the terms of engagement to serve on the Board of Directors of TNX Television Holdings, Inc.


/s/ Carl James Yankowski   August 16, 2004
------------------------   -------------------
Carl James Yankowski       Date


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